SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Reports First Quarter 2023 Financial Results

São Paulo, Brazil, 15th May 2023 - Nu Holdings Ltd. (NYSE: NU | B3: NUBR33), (“Nu” or the “Company”), one of the world’s largest digital financial services platforms, released today its First Quarter 2023 financial results. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS). The full earnings release has been made available on the Company’s Investor Relations website at www.investors.nu, as well as the details of the Earnings Conference Call Nu will hold today at 6:00pm Eastern time/7:00pm Brasília time.

"Nu continues to build on its growth and profitability trajectory, posting a net income of $142 million. Revenue has nearly doubled year over year, reaching $1.6 billion. We have surpassed 80 million customers in Latin America, and, in Brazil, 46% of the adult population is a Nubank customer, a figure that has doubled in only two years. With an efficiency ratio of 39%, we are one of the most efficient players in Latin America. We have an exceptional capital position and excess liquidity, operate a low-cost platform, and continue to increase our product portfolio and customer engagement. Our Brazil operation has consistently showcased the compounding effects of our business model, now reaching a net income of $171 million and an ROE of 37% for the quarter”, said David Vélez, founder and CEO of Nubank

Q1’23 Results Snapshot

Below are the Q1’23 performance highlights of Nu Holdings Ltd.:

Operating Highlights:

■	Customer growth: Nu added 4.5 million customers in Q1’23 and 19.5 million year-over-year (YoY), reaching a total of 79.1 million customers globally. This represents a 33% growth YoY, which underscores Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide and the fifth-largest financial institution in Latin America by number of active customers.
■	Engagement and activity rates: Monthly Average Revenue per Active Customer (ARPAC) increased to $8.6, expanding 30% YoY on FX neutral basis (FXN)[1]. This was the result of a higher number of active customers and primary banking relationship customers (PBA), which consumed a larger and more profitable set of financial products, driving record-high revenues. Nu has become the primary banking relationship for over 57% of the monthly active customers that have been with Nu for over a year. Activity rate[2] hit 82.1%, striking the ninth consecutive quarterly increase.
■	Low-cost operating platform: Monthly Average Cost to Serve Per Active Customer remains below the dollar level at $0.8, underscoring the Company’s ability to scale its platform by leveraging sustainable cost advantages. The company’s efficiency ratio, which reflects Nu’s operating leverage, has reached an all-time low at 39%, which would position Nu as one of the most efficient players in Latin America.
■	Asset Quality: Nu’s 15-90 NPL ratio reached 4.4%, remaining 10 basis points lower than the historical trend, as traditionally this indicator has increased by 80 basis points in the first quarter of each year. Delinquency in the period was also aided by improved performance in the personal loan portfolio. The 90+ NPL ratio increased to 5.5%, in line with the expected stacking behavior of the buckets. Much like in other quarters,

Nu continues to outperform the industry on a like-for-like basis, across different income bands, and with an even more pronounced comparative advantage for the lower income bands.

Financial Highlights:

■	Net & Adjusted Income: At a Holding level, Nu posted a Profit of $141.8 million, compared to a $45.1 Loss in Q1’22, delivering another quarter of recurring Net Income. Adjusted Net Income[3], reached $182.4 million compared to an Adjusted Net Income of $10.1 million in Q1’22. In Brazil specifically, Net Income grew to $171 million in the last quarter with an annualized ROE of 37%, one of the highest in the industry. Adjusted Net Income in Brazil grew to $200 million, with an Adjusted ROE of 43%.
■	Revenue: Nu posted $1.6 billion in revenues, another all-time record high, which nearly doubles what the company posted in Q1’22, on a FX-neutral basis. This comes as a result of the compounding effect of customer growth and higher levels of customer monetization in Brazil, which alone responded to $1.5 billion of the quarter’s revenues.
■	Gross Profit: Nu’s Q1’23 gross profit expanded to $650.9 million, with a 124% increase YoY FX neutral. Gross profit margin expanded to 40% from 34% in Q1’2022, reaching its highest level since 2021 and reinforcing Nu’s operational leverage capacity.
■	Capital: Nu strengthened its position as one of the best-capitalized players in the region with a Basel Index in Brazil of 18.7%, well above the minimum required of 10.5%. In addition, Nu Holdings has $2.4 billion in excess cash.
■	Liquidity: On March 31st, 2022, Nu had an interest-earning portfolio of $5.2 billion, while total deposits were three times this amount at $15.8 billion. Nu continues optimizing the use of deposits quarter after quarter, as reflected in its 33% loan-to-deposit ratio. The rise in the interest-earning portfolio reflects the ramp-up of personal loans and credit card receivables, as Nu continues to pursue the strategy of increasing the share of non-revolving credit card loans that earn interest, and given the improvement of the performance of personal loan cohorts over the last months.

Business highlights:

■	Performance and Growth in Brazil: The profitability of the Brazilian operation is accelerating with revenues reaching $1.5 billion in Q1’23, Net Income growing to $171 million, and annualized ROE reaching 37%. Nu’s low-cost business model has consistently demonstrated massive operating leverage, with a best-in-class efficiency ratio reaching 37% this quarter in the country. Fueling this position is the continued growth of the customer base (75.3 million, 31% YoY growth), a monthly cost to serve flat at less than $1, and ARPAC at $ 8.4 in Brazil–with more mature client cohorts already averaging above $ 20. The company has a large runway ahead as it grows its share of market in different verticals (including new secured credit products) while setting efficiency and profitability records in the industry.
■	International Expansion: In Mexico, Nu’s customer base grew 52% YoY to 3.2 million, and in Colombia, to 635,000 customers, which represents a 200% increase YoY. The growth trajectory in both countries will likely accelerate with the launch of the savings account product on the local markets. In Mexico, Cuenta Nu has already over 500,000 customers less than a week after being officially publicly launched.
■	Multi-Product Platform: Nu keeps expanding its products portfolio with credit cards, NuAccounts and Personal loans reaching approximately 35 million, 56 million, and 6 million active customers, respectively. Insurance reached over 1 million active policies while NuInvest reached over 9 million active customers, likely positioning itself as the largest digital investments platform in Latin America. NuCripto grew to 1.4 million customers since its full rollout in July 2022, and the base of SMEs customers expanded 69% YoY to 2.7 million.

Footnotes

1 FX neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company’s more recent financial information.

2 Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

3 Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see “Non-IFRS Financial Measures and Reconciliations – Adjusted Net Income Reconciliation".

CONFERENCE EARNINGS CALL DETAILS

Nu will hold a Conference Earnings Call today at 6:00pm Eastern time/7:00pm Brasília time with simultaneous translation in Portuguese and English.

To pre-register for this call, please click here

A replay of the webcast will be made available after the call on the Investor Relations page: click here.

Note on forward-looking statements and non-IFRS financial measures

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief, or current expectations. These forward-looking statements are subject to risks and uncertainties and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives, and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of the information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021, filed with the Securities, Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 20, 2023, and the Reference Form for the year ended December 31, 2021 filed with the Brazilian Securities and Exchange Commission on April 20, 2022. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

About Nu

Nu is one of the world’s largest digital financial services platforms, serving around 80 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for its stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Contacts

Investors Relations

Jorg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 15, 2023